SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 4
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            (Name of Subject Company)

                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                            MACKENZIE FUND VI, L.P.;
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                 MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
                CAL-KAN, INC.; MORAGA GOLD, LLC; AND STEVEN GOLD
                                    (Bidders)

                                 ASSIGNEE UNITS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 4 to Schedule 14D-1 amends the Schedule 14D-1 filed
July 28, 1998, as amended on August 31, 1998 and September 30, 1998 (the "Schedule") by MacKenzie Patterson Special Fund, L.P.; MacKenzie Specified Income Fund, L.P.; MacKenzie Fund VI, L.P.; Previously Owned Partnerships Income Fund II, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; Cal-Kan, Inc.; Moraga Gold, LLC; and Steven Gold (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 4 is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on October 30, 1998. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 526 Units. The Purchasers and their Affiliates now hold beneficial ownership of a total of 769 Units, or approximately 3.16% of the total number of outstanding Units.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       November 5, 1998


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 12, LLC.

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


CAL-KAN, INC.

By:          /s/ C. E. Patterson
             C.E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


/s/ Steven Gold
Steven Gold





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